Delisting Determination,The Nasdaq Stock Market, LLC,
November 14, 2008, Accentia Biopharmaceuticals, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Accentia Biopharmaceuticals, Inc.
(the Company), effective at the opening of the trading session on November 24, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(3)(B). The Company was notified of the Staffs determination on October 24, 2008. The Company did not appeal the Staff determination to the Hearings
Panel, and the Staff determination to delist the Company became final on November 4, 2008.